China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,

A-28,Van Metropolis,#35 Tangyan Road,	Suite 7

Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129

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March 23, 2011
John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Susann Reilly, Staff Attorney
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 10 filed November 10, 2009
File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Ms. McGirt:

Thank you for your letter of comment dated February 23, 2011. For the convenience of the staff, we have sent under separate cover copies of the Amended Form 10 "marked to show changes."  We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

Business, page 3

Overview, page 3

Distribution Method of the Products and Services, page 6

1.
Please revise the discussion of the distribution methods to discuss the percent of revenues attributable to each distribution method: distributor, agent and licensee. In addition, please provide a more detailed discussion of the material terms of each type of agreement, as previously requested in comments one, two and three from our letter dated December 2, 2010.

Response:

We have added a table as below to disclose the percentage of revenues attributable to each distribution method.

	For the Nine Months Ended September 30,				For the Year Ended
	2010		2009		2009		2008
Type of Customer	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
Distributor	$835,039	55.06%	$805,843	54.20%	$1,059,694	53.31%	$953,751	83.43%
Licensee	369,057	24.33%	681,056	45.80%	731,711	36.81%	189,444	16.57%
Agent	312,575	20.61%	-	-	196,254	9.87%	-	-
	$1,516,671	100.00%	$1,486,899	100.00%	$1,987,659	100.00%	$1,143,195	100.00%

2.
We reissue prior comment 5 from our letter dated December 2, 2010. Please disclose the current number of part time employees. This is in addition to the discussion of the fluctuations in the number of workers based upon the season.

Response:

We have added a disclosure that the Company currently employs no part time employees engaged now but engages part time workers during the peak seasons.

Risk Factors, page 10

3.
We note from your responses to comments six through 12 of our letter dated December   2, 2010 that the conversion of PRC GAAP to US GAAP is performed solely by the CFO. While the CFO became familiar with US GAAP while preparing reports for past employers, it does not appear to us, based on your response, that your CFO has sufficient education in US GAAP and experience in maintaining books and records and preparing financial statements in accordance with US GAAP. Please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please tell us how you considered these factors as well as the restatement to correct errors in concluding that your disclosure controls and procedures were adequate as of December 31, 2009, as disclosed in Item 14 of your Form 10-K/A filed on January 24, 2011.

Response:

We have added a Risk Factor as follows:

THE CHINESE ACCOUNTING SYSTEM IS DIFFERENT FROM THAT OF THE UNITED STATES AND WE MAY NOT HAVE ADEQUATE SAFEGUARDS IN PLACE TO ASSURE THAT OUR BOOKS AND RECORDS COMPLY WITH U. S. REQUIREMENTS.

All of our current operations are conducted in China and we record all of our transactions in accordance with the generally accepted rules of accounting applicable in the People’s Republic of China. These rules are different from the generally accepted rules of accounting applicable (“GAAP”) in the United States. In order to report our financial performance, we must first convert our financial information to the U. S. rules. Only our Chief Financial Officer is familiar with the GAAP rules of the United States and she has limited experience. Currently we have no checks and balances in place to assure thatthe conversions made by our CFO are accurate. Therefore, there is a risk that our financial statements may not be accurate if the conversions are inaccurate. The Company is currently negotiating with third party accounting concerns to add additional persons who will review and confirm the accuracy of the conversions. We expect to have these persons inplace prior to the next quarterly financial reporting period.

Management’s Discussion and Analysis, page 15

Overview, page 16

Liquidity and Capital Resources, page 23

4.
We note the disclosure that eight of the related party loans are to affiliated entities over which the company exercises control. Please clarify whether these loans are from these entities, as it appears from the table.

Response:

We have changed the disclosure to indicate that the loans were from the related parties.

5.
We note the disclosure regarding the loans provided by affiliated companies. Please disclose the nature of the affiliation for each company disclosed in this section. In addition, please revise this section to discuss the loans provided to third parties, in addition to the discussion already included of the loans from third parties.

Response:

We have added a disclosure that the affiliation is due to the ownership of the two directors of the Company in the other entities as follows:

These entities are affiliated because two of the directors of our company, Mr. Hongjun Jang and Pinjun Nie are also shareholders, directors and affiliates of the other companies. We believed that the commonality was sufficient for the companies to be considered affiliates.

We have added a separate chart to distinguish between loans made by the Company to related parties and loans received by the Company from related parties.

Liquidity and Capital Resources and Results of Operations as of June 30, 2010 and for the Six Months Then Ended (unaudited), page 25

6.
Please update all of the interim disclosures to reflect the interim period for which financial statements have been presented. In this regard, present discussion of your financial information as of and for the nine months ended September 30, 2010 and the comparable interim period in 2009 rather than the six months ended June 30, 2010.

Response:

We have added the September 30 discussion for Liquidity and Capital Resources.

Item 15. Financial Statements and Exhibits

Consolidated Statement of Cash Flows

7.
You have not complied with prior comment 28 in our letter dated December 2, 2010 and we therefore reissue the comment. Accordingly, please revise your presentation to present as investing activities the amounts of cash loaned to related parties separately from the cash received in repayment of loans; and present as financing activities the amounts of cash proceeds from related party borrowings separately from cash repayments of related party borrowings.

Response:

We have revised our presentation to present as investing activities the amounts of cash loaned to related parties separately from the cash received in repayment of loans; and present as financing activities the amounts of cash proceeds from related party borrowings separately from cash repayments of related party borrowings. The changes have been incorporated into the Financial Statements.

8.
Please reconcile for us for the annual and interim financial statements presented the change in amounts due to related parties and the change in amounts due from related parties to the information presented in your statements of cash flows. For example, we note that the amounts due from related parties decreased $464,500 during the nine months ended September 30, 2010 from $15,095,908 at September 30, 2010 to $14,631,408 at December 31, 2009. However, your cash flow statement reflects payback of loans to related parties of $764,496 for the nine months ended September 30, 2010.

Response:

As we disclosed in the Note 5 “Significant Accounting Policies”

Statement of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations is calculated based upon the functional currency.  As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

We maintain our books and accounting records in PRC currency "Renminbi" ("RMB"), which is determined as the functional currency.  Our financial statements are translated into the reporting currency, the United States Dollar (“US$”).  Assets and liabilities of the Company are translated at the prevailing exchange rate at each reporting period end. Contributed capital accounts are translated using the historical rate of exchange when capital is injected. Income and expense accounts are translated at the average rate of exchange during the reporting period.  Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income (loss) in the consolidated statement of shareholders’ equity.

On the balance sheet, the line item “Due to related parties” decreased $464,500 during the nine months ended September 30, 2010 from $15,095,908 at September 30, 2010 to $14,631,408 at December 31, 2009. Meanwhile, the cash flow statement reflects proceeds from related parties of $2,134,591 and repayments to related parties of $2,899,087, resulting in net repayments to related parties of 764,496 for the nine months ended September 30, 2010. The variance of $299,996 ($764,496-464,500) was included in the “Effects of exchange rates on cash”.

Note 1 – Restatement of Previously Issued Financial Statements (restated)

9.
Please remove the sentence, “We provided responses and amended our financial statements per such comments.” You may disclose you received a letter from the staff of the U.S. Securities and Exchange Commission and clarify that management decided to restate the financial statements and revise other disclosures.

Response:

We have removed the sentence, “We provided responses and amended our financial statements per such comments.” from our financial statements.

Restatement to a lease

10.
It appears that you present the liabilities related to the pension and unemployment insurance payments together with Sanjiu’s lease obligation. Please revise your presentation to characterize these liabilities as two separate liabilities throughout the filing rather than combine them. For example, we note the balance sheet contains a line item described as lease liabilities yet this line item agrees with the total amount presented in the table to Note 5 for Estimated Pension and Unemployment Insurance Expense.

Response:

The reason that the liabilities related to the pension and unemployment insurance payments are together with the Sanjiu lease obligation is that, during the period presented, there was no liability under the lease obligation other than the continuation of payments required by the pension and unemployment payments. As consideration for the lease obligation, the Company agrees to continue, at its expense, the pension and unemployment payments that were required of the previous leasehold owner. As part of the acquisition of the lease, these liabilities were assumed by the Company.

The liabilities related to the pension and unemployment insurance payments of Sanjiu’s original employees are the same as Sanjiu’s lease obligation. Pursuant to the lease agreement, the rent that we pay is the pension and unemployment insurance payments for Sanjiu’s original employees.  Therefore, the lease liabilities on the balance sheet agree with the total amount presented in the table to Note 5 for  Estimated Pension and Unemployment Insurance Expense.

Note 2 – Organization and Operations

11.
We note your disclosure that, under the SAFE regulations, a Chinese entity may not be owned or controlled directly by foreign investors or shareholders but may be acquired in a two-step transaction with a wholly-owned foreign enterprise. It appears from the table that the Chinese entities in which your operations reside are owned by entities incorporated outside of China, which appears to contradict this disclosure. Please confirm to us that your organizational structure complies with the regulations regarding foreign ownership, or tell us how the regulations impact your ability to include financial information for Baishui Dukang and Brand Management in your consolidated financial statements and add risk factor disclosure regarding the impact of the regulations.

Response:

There are no operations in the WOFE company, which is HongKong Merit. We have added the following disclosure to the Overview:

Merit was a “wholly owned foreign enterprise, generally known as a “WOFE” company, established for the purpose of facilitating an acquisition of a Chinese enterprise. While a Chinese entity may not be owned or controlled by foreign investors or shareholders, the Company’s Chinese counsel opined that a Chinese entity may be acquired in a two step transaction with a WOFE company. The purpose of the Company was simply to facilitate the acquisition and Merit engages in no operations. All operations are carried out through the Chinese entities. The Chart below shows all of the entities but all operations are conducted by entities incorporated in China. The Hong Kong and US corporations conduct no operations and all of the business of the Company is conducted by the entities incorporated in the PRC.

Exhibits

12.
Please revise the exhibit index to conform to Item 601 of Regulation S-K, including providing an exhibit number and title for each exhibit. It appears you have copied the sample Index in the Instructions to Item 601.

Response:

We have updated the exhibit list by adding the location of the documents as per our telephone conversation with the Staff.

13.	We reissue comment 31 from our letter dated December 2, 2010. Please file the original lease entered into in March 2002 as referenced in former Exhibit 10.3. Please file validly executed agreements.

Response:

The original lease has been filed as Exhibit 10.46 filed herewith.

14.
We note that exhibits 10.6 through 10.29 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

Response:

These documents were sent to us in jpgs to show the red seal which is the norm in China.  Since they had seals on them, we have filed OCR (optical character recognition) to convert the image to text but the red seal will not appear.

15.
Please file the loan agreement with Shaanxi Changjiang Electric Power and Energy Sources Co. Ltd. Please file the license agreement with Shanxi Baishui Xingjijiu Marketing Co., Ltd. Lastly, we note the major suppliers listed in the financial statements footnotes. Please include disclosure in the business section and file any material agreements with major suppliers as exhibits.

Response:

We have filed this document as Exhibit 10.44 herewith. Shanxi Baishui Xingjiju Marketing Co., Ltd.

16.	Please file exhibits 10.34 and 10.35 in their entirety. We note that the appendices have not been filed with the agreement.

Response:

These Exhibits have been refilled as Exhibits 10.45 and 10.46 in the current Form 10 filing.

Form 10-K for the Fiscal Year ended December 31, 2009

17.	Please amend your Form 10-K to comply with the comments issued above on the Form 10, as applicable.

Response:

We have conformed the Form 10-K to reflect the changes in the Form 10.

18.	Please include the signature of your controller or principal accounting officer. See Instruction D(2)(b) to Form 10-K.

Response:

We have added the signatures as requested.

Forms 10-Q

19.	We reissue comment 38 from our letter dated December 2, 2010. Please amend your Forms 10-Q as necessary to comply with the comments issued on the Form 10.

Response:

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng

WYS/js
Enclosures